                                                           OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Sight Resource Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    82655N105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  John B. Watkins, Wilmer, Cutler & Pickering, 2445 M Street, N.W., Washington,
                         D.C.20037, Tele: 202-663-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)



SEC 1746 Potential persons who are to respond to the collection of (12-5-02) information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  82655N105                                      PAGE 1 OF 13 PAGES
---------------------------------------------------------------------------------------------------------------

        1.     Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Carlyle Venture Partners, L.P.
---------------------------------------------------------------------------------------------------------------

        2.     Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)    ................................................................................

               (b)    X...............................................................................
---------------------------------------------------------------------------------------------------------------

        3.     SEC Use Only...........................................................................
---------------------------------------------------------------------------------------------------------------

        4.     Source of Funds (See Instructions)  OO
---------------------------------------------------------------------------------------------------------------

        5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)....
---------------------------------------------------------------------------------------------------------------

        6.     Citizenship or Place of Organization
---------------------------------------------------------------------------------------------------------------
               Cayman Islands, British West Indies
---------------------------------------------------------------------------------------------------------------

Number of      7.     Sole Voting Power  7,101,852.............................................................
Shares Bene-   ------------------------------------------------------------------------------------------------
ficially by
Owned by Each  8.     Shared Voting Power  0...................................................................
Reporting      ------------------------------------------------------------------------------------------------
Person With
               9.     Sole Dispositive Power  7,101,852........................................................
               ------------------------------------------------------------------------------------------------

               10.    Shared Dispositive Power 0...............................................................
---------------------------------------------------------------------------------------------------------------

        11.    Aggregate Amount Beneficially Owned by Each Reporting Person  7,101,852
---------------------------------------------------------------------------------------------------------------

        12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------------------------------------------------------

        13.    Percent of Class Represented by Amount in Row (11)  14.4%
---------------------------------------------------------------------------------------------------------------

        14.    Type of Reporting Person (See Instructions)
               PN...............................................................................................


CUSIP No.  82655N105                                      PAGE 2 OF 13 PAGES
---------------------------------------------------------------------------------------------------------------

        1.     Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               C/S Venture Investors, L.P.
---------------------------------------------------------------------------------------------------------------

        2.     Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)    .........................................................................................

               (b)    X........................................................................................
---------------------------------------------------------------------------------------------------------------

        3.     SEC Use Only....................................................................................
---------------------------------------------------------------------------------------------------------------

        4.     Source of Funds (See Instructions)  OO
---------------------------------------------------------------------------------------------------------------

        5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------

        6.     Citizenship or Place of Organization
---------------------------------------------------------------------------------------------------------------
               Cayman Islands, British West Indies
---------------------------------------------------------------------------------------------------------------

Number of      7.     Sole Voting Power  1,450,365.............................................................
Shares Bene-   ------------------------------------------------------------------------------------------------
ficially by
Owned by Each  8.     Shared Voting Power  0...................................................................
Reporting      ------------------------------------------------------------------------------------------------
Person With
               9.     Sole Dispositive Power  1,450,365........................................................
               ------------------------------------------------------------------------------------------------

               10.    Shared Dispositive Power  0..............................................................
---------------------------------------------------------------------------------------------------------------

        11.    Aggregate Amount Beneficially Owned by Each Reporting Person  1,450,365
---------------------------------------------------------------------------------------------------------------

        12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------------------------------------------------------

        13.    Percent of Class Represented by Amount in Row (11)    2.9%
---------------------------------------------------------------------------------------------------------------

        14.    Type of Reporting Person (See Instructions)
               PN..............................................................................................
               ................................................................................................
               ................................................................................................
               ................................................................................................

USIP No.  82655N105                                      PAGE 3 OF 13 PAGES
---------------------------------------------------------------------------------------------------------------

        1.     Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Carlyle U.S. Venture Partners, L.P.
---------------------------------------------------------------------------------------------------------------

        2.     Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)    .........................................................................................

               (b)    X .......................................................................................
---------------------------------------------------------------------------------------------------------------

        3.     SEC Use Only....................................................................................
---------------------------------------------------------------------------------------------------------------

        4.     Source of Funds (See Instructions)  OO
---------------------------------------------------------------------------------------------------------------

        5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)....
---------------------------------------------------------------------------------------------------------------

        6.     Citizenship or Place of Organization
---------------------------------------------------------------------------------------------------------------
               Delaware
---------------------------------------------------------------------------------------------------------------

Number of      7.     Sole Voting Power  941,892...............................................................
Shares Bene-   ------------------------------------------------------------------------------------------------
ficially by
Owned by Each  8.     Shared Voting Power  0...................................................................
Reporting      ------------------------------------------------------------------------------------------------
Person With
               9.     Sole Dispositive Power  941,892..........................................................
               ------------------------------------------------------------------------------------------------

               10.    Shared Dispositive Power  0..............................................................
---------------------------------------------------------------------------------------------------------------

        11.    Aggregate Amount Beneficially Owned by Each Reporting Person  941,892...........................
---------------------------------------------------------------------------------------------------------------

        12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------------------------------------------------------

        13.    Percent of Class Represented by Amount in Row (11)  1.9%
---------------------------------------------------------------------------------------------------------------

        14.    Type of Reporting Person (See Instructions)
               PN..............................................................................................
               ................................................................................................
               ................................................................................................
               .................................................................................................

CUSIP No.  82655N105                                      PAGE 4 OF 13 PAGES
---------------------------------------------------------------------------------------------------------------

        1.     Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Carlyle Venture Coinvestment, L.L.C.
---------------------------------------------------------------------------------------------------------------

        2.     Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)    .........................................................................................

               (b)    X .......................................................................................
---------------------------------------------------------------------------------------------------------------

        3.     SEC Use Only....................................................................................
---------------------------------------------------------------------------------------------------------------

        4.     Source of Funds (See Instructions)  OO
---------------------------------------------------------------------------------------------------------------

        5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).............
---------------------------------------------------------------------------------------------------------------

        6.     Citizenship or Place of Organization
---------------------------------------------------------------------------------------------------------------
               Delaware
---------------------------------------------------------------------------------------------------------------

Number of      7.     Sole Voting Power  571,415...............................................................
Shares Bene-   ------------------------------------------------------------------------------------------------
ficially by
Owned by Each  8.     Shared Voting Power  0...................................................................
Reporting      ------------------------------------------------------------------------------------------------
Person With
               9.     Sole Dispositive Power  571,415..........................................................
               ------------------------------------------------------------------------------------------------

               10.    Shared Dispositive Power  0..............................................................
---------------------------------------------------------------------------------------------------------------

        11.    Aggregate Amount Beneficially Owned by Each Reporting Person  571,415...........................
---------------------------------------------------------------------------------------------------------------

        12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------------------------------------------------------

        13.    Percent of Class Represented by Amount in Row (11)  1.2%
---------------------------------------------------------------------------------------------------------------

        14.    Type of Reporting Person (See Instructions)
               OO    Limited Liability Company
               ................................................................................................
               ................................................................................................
               ................................................................................................

SCHEDULE 13D (CONTINUED)                                      PAGE 5 OF 13 PAGES

Pursuant to Rule 13d-2(a) of Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons (as hereafter defined) hereby amend their Schedule 13D dated November 25, 1997 and filed with the Securities and Exchange Commission (the "SEC") on December 5, 1997 (the "Schedule 13D") as amended by the Amendment No. 1 to Schedule 13D dated May 6, 2002 and filed with the SEC on May 9, 2002, relating to the common stock, par value $.01 per share ("Common Stock"), of Sight Resource Corporation, a Delaware corporation (the "Issuer").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used by each Reporting Person (as defined in Item 4(a)(i) below) to acquire additional shares of Common Stock of the Issuer pursuant to the Purchase Agreement (as defined in Item 4(a)(i) below) were contributions from the partners or members, as the case may be, of each Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4(a) and (d) of the Schedule 13D is hereby amended as follows:

        (a) The acquisition by the Reporting Persons of additional securities of the Issuer, and the disposition by the Reporting Persons of securities of the Issuer, as follows:

        (i) Pursuant to that certain Common Stock Purchase Agreement dated as of December 30, 2002 (the "Purchase Agreement"), by and among the Company and the persons identified on Exhibit A to the Purchase Agreement, as of December 31, 2002, Carlyle Venture Partners, L.P. ("CVP") purchased 1,940,295 shares of Common Stock, C/S Venture Investors, L.P. ("C/S") purchased 396,255 shares of Common Stock, Carlyle U.S. Venture Partners, L.P. ("CUS") purchased 257,335 shares of Common Stock, and Carlyle Venture Coinvestment, L.L.C. ("CVC" and together with CVP, C/S and CUS, the "Reporting Persons") acquired 156,115 shares of Common Stock, which were purchased from the Issuer in a private placement for a purchase price of $0.20 per share.

        (ii) Pursuant to the Certificate of Incorporation of the Issuer (as amended) and the Purchase Agreement, as of December 31, 2002, the Issuer issued shares of Common Stock as payment of accrued and unpaid dividends on the shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), held by each Reporting Person, for the quarters ended, and in the amounts, set forth below:

        Quarters Ended       CVP            C/S           CUS           CVC
        --------------       ---            ---           ---           ---
        February 2002     275,712       56,307          36,566         22,184
        May 2002          217,028       44,322          28,784         17,462
        August 2002       364,253       74,390          48,309         29,308
        November 2002     448,032       91,498          59,421         36,049

        (iii) Pursuant to the Certificate of Incorporation of the Issuer (as amended) and the Purchase Agreement, as of December 31, 2002, each Reporting Person converted all shares of Preferred Stock of the Issuer held by it into shares of Common Stock of the Issuer at a conversion price of $1.57 per share, as follows: (i) CVP converted 1,024,560 shares of Preferred Stock into 2,288,773 shares of Common Stock, (ii) C/S converted 209,239 shares of Preferred Stock into 467,421 shares of Common Stock, (iii) CUS converted 135,883 shares of Preferred Stock into 303,551 shares of Common Stock, and (iv) CVC converted 82,436 shares of Preferred Stock into 184,155 shares of Common Stock.

SCHEDULE 13D (CONTINUED)                                      PAGE 6 OF 13 PAGES

        (iv) Pursuant to the Purchase Agreement, each Reporting Person agreed to cancel, and the Issuer did cancel, all Class I (Mirror) Warrants, and all obligations to acquire shares of Common Stock upon exercise thereof, held by each Reporting Person, and the Class II Warrants and all rights to acquire shares of Common Stock of the Issuer upon exercise thereof, held by the each Reporting Person expired by their own terms on November 25, 2002, as follows:

-------------------------------------------------------------------------------------------------------
                                   Number of
                                   Shares                                     Number of
                   Class I         Issuable        Exercise                   Shares
                   (Mirror)        Upon            Price of     Class II      Issuable      Exercise
                   Warrant         Exercise of     Cancelled    Warrant       Upon          Price of
Name of            Issue Date      Class I         Class I      Issue Date    Exercise of   Expired
Reporting          (Obligation     (Mirror)        (Mirror)     (Right to     Class II      Class II
Person             to Buy)         Warrants (1)    Warrants     Buy)          Warrants (2)  Warrants
-------------------------------------------------------------------------------------------------------
CVP                  11/25/97        44,369          (1)        11/25/1997       464,082       $3.09
-------------------------------------------------------------------------------------------------------
C/S                  11/25/97         9,061          (1)        11/25/1997        94,776       $3.09
-------------------------------------------------------------------------------------------------------
CUS                  11/25/97         5,884          (1)        11/25/1997        61,549       $3.09
-------------------------------------------------------------------------------------------------------
CVC                  11/25/97         3,570          (1)        11/25/1997        37,340       $3.09
-------------------------------------------------------------------------------------------------------


        (1) On November 25, 1997, the Reporting Persons acquired Class I (Mirror) Warrants ("Mirror Warrants"), which represented as of December 31, 2002, an obligation to buy a number of shares of Common Stock of the Issuer, in the case of (i) CVP, corresponding to approximately 14.041%, (ii) C/S, corresponding to approximately 2.867%, (iii) CUS, corresponding to approximately 1.862%, and (iv) CVC, corresponding to approximately 1.130%, of the number of shares of Common Stock issued, from time to time, upon exercise of certain stock options and warrants specified on Schedule A (collectively the "Counterpart Warrants") to the Class I (Mirror) Warrant Agreements; provided, further, that the Reporting Persons would have been required to exercise the Mirror Warrants if or when the applicable holders exercised the Counterpart Warrants, at the same exercise prices and on the same terms as the applicable Counterpart Warrants. The Mirror Warrants could not have been exercised unless and until the applicable Counterpart Warrants were first exercised by the holders thereof. The Counterpart Warrants were issued at various dates, continue to be exercisable by the holders thereof for various numbers of shares of Common Stock at various exercise prices, on various terms, and continue to expire at various dates. The purpose of the disclosure in this Item 4(a)(iv) is to report the cancellation, pursuant to the terms of the Purchase Agreement, as of December 31, 2002, of the Class I (Mirror) Warrants (Obligations to Buy) for no additional cash consideration or other value received by the Reporting Persons pursuant to the terms of the Purchase Agreement.
        (2) The Class II Warrants (Rights to Buy) expired by their own terms on November 25, 2002, with no cash consideration or other value having been received by the Reporting Persons.

        (v) On December 31, 2002, the Reporting Persons entered into a Put and Right of First Refusal Agreement dated as of December 31, 2002 (the "Put Agreement"), with Mr. Dino Tabacchi and La Sesta S.A., a Luxembourg corporation, that is an affiliate of Mr. Marco Brustio, whereby, the Reporting Persons were granted the right to require Mr. Tabacchi and La Sesta S.A. or their permitted assigns, to purchase from the Reporting Persons an aggregate of up to 7,000,000 shares of Common Stock of the Issuer held by them at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement, of which each Reporting Person has the right to sell, the following number of shares of Common Stock: (i) CVP, up to 4,938,935 shares of Common Stock, (ii) C/S, up to 1,008,646 shares of Common Stock, (iii) CUS, up to 655,032 shares of Common Stock, and (iv) CVC, up to 397,387 shares of Common Stock.

        The Reporting Persons disclaim that they are a "group" for purposes of
Section 13(d) of the Exchange Act and Regulation 13D-G thereunder or for any other purpose. Each Reporting Person disclaims beneficial ownership of all securities of the Issuer deemed directly or indirectly beneficially owned by the other Reporting

SCHEDULE 13D (CONTINUED)                                      PAGE 7 OF 13 PAGES

Persons or their respective affiliates, or by any other stockholder of the Issuer and their affiliates, including Messrs. Tabacchi and Brustio or their respective affiliates (including stockholders or their affiliates who are parties to the Purchase Agreement).

        (d) Pursuant to the Purchase Agreement, the Reporting Persons contractually agreed with the Issuer and the other parties to the Purchase Agreement that, for a period of three years, the Board of Directors of the Issuer shall consist of nine members, of which the Reporting Persons shall have the right to nominate one member, Mr. Marco Brustio shall have the right to be nominated as a director, the Board shall have the right to nominate one independent director, and Mr. Dino Tabacchi shall have the right to nominate one director upon the occurrence of the first vacancy on the Board following the date of closing of the transactions pursuant to the Purchase Agreement. The Reporting Persons disclaim that they are a group with each other and with Messrs. Tabacchi and Brustio and their affiliates (including any stockholder who is a party to the Purchase Agreement) for purposes of Section 13(d) of the Exchange Act and Regulation 13D-G thereunder or for any other purpose. Each Reporting Person disclaims beneficial ownership of all securities of the Issuer deemed directly or indirectly beneficially owned by the other Reporting Persons or their respective affiliates or by any other stockholder of the Issuer, including Messrs. Tabacchi and Brustio or their respective affiliates (including any stockholder who is a party to the Purchase Agreement).

        Mr. Ryan Schwarz is the designee of the Reporting Persons to the Board of Directors of the Issuer. Mr. Schwarz is also a non-managing member of CVC. Mr. Schwarz disclaims beneficial ownership of the securities of the Issuer deemed directly or indirectly beneficially owned by each Reporting Person or their respective affiliates, including TCG (as hereafter defined) and TCG Ltd. (as hereafter defined), except to the extent of his pecuniary interest therein, and this Amendment No. 2 to Schedule 13D shall not be deemed an admission that Mr. Schwarz is the beneficial owner of any such securities for purposes of
Section 13(d) of the Exchange Act or any other purpose. Mr. Schwarz disclaims that he is a member of a "group" with the Reporting Persons or their respective affiliates, or with any other stockholder of the Issuer, including Messrs. Tabacchi and Brustio and their respective affiliates (including any stockholder who is a party to the Purchase Agreement), for purposes of Section 13(d) of the Exchange Act and Regulation 13D-G thereunder or for any other purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5(a) of the Schedule 13D is hereby amended as follows:

        (a) The following Table summarizes the beneficial ownership of each Reporting Person of all securities of the Issuer on December 31, 2002 (after giving effect to the purchase of shares of Common Stock pursuant to the Purchase Agreement, stock dividends paid on December 31, 2002, the conversion of all shares of Preferred Stock held by each Reporting Person as of December 31, 2002, the cancellation of all Class I (Mirror) Warrants held by each Reporting Person as of December 31, 2002, and the expiration of the Class II Warrants held by each Reporting Person as of November 25, 2002).

-------------------------------------------------------------------------------------------------
Reporting Persons (1)   Common Stock (2), (3), (4) (5)   Percentage of Ownership on a Common
                                                         Stock Basis as of December 31, 2002 (6)
-------------------------------------------------------------------------------------------------
CVP                     7,101,852                        14.4%
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
C/S                     1,450,365                        2.9%
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
CUS                     941,892                          1.9%
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
CVC                     571,415                          1.2%
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

SCHEDULE 13D (CONTINUED)                                      PAGE 8 OF 13 PAGES

(1) Ryan Schwarz, a director of the Issuer, is a non-managing member of CVC, and is a Principal of affiliates of the Reporting Persons and TCG Ventures, L.L.C., a Delaware limited liability company ("TCG"), which is the general partner of CUS and the managing member of CVC, and TCG Ventures Ltd., a Cayman Islands corporation ("TCG Ltd."), which is the general partner of CVP and C/S. Each Reporting Person, TCG and TCG Ltd. and Mr. Schwarz disclaim that they are a "group" for purposes of Section 13(d) of the Exchange Act and Regulation 13D-G thereunder or for any other purpose. Each Reporting Person, TCG and TCG Ltd. disclaims beneficial ownership of all Securities deemed directly or indirectly beneficially owned by the other Reporting Persons or their respective affiliates. Mr. Schwarz disclaims beneficial ownership of all Securities of the Issuer directly or indirectly beneficially owned by the Reporting Persons or their respective affiliates, including TCG and TCG Ltd., other than with respect to his pecuniary interest therein. This Amendment No. 2 to Schedule 13D shall not be deemed an admission that Mr. Schwarz is the beneficial owner of such securities for purposes of Section 13(d) of the Exchange Act or any other purpose.

(2) As of December 31, 2002, the Issuer paid a stock dividend on the shares of Preferred Stock held by the Reporting Persons on account of accrued but unpaid dividends for the periods ended February 2002, May 2002, August 2002, and November 2002, allocated as follows: (i) CVP was dividended an aggregate of 1,305,025 shares of Common Stock, (ii) C/S was dividended an aggregate of 266,517 shares of Common Stock, (iii) CUS was dividended an aggregate of 173,080 shares of Common Stock, and (iv) CVC was dividended an aggregate of 105,003 shares of Common Stock.

(3) Pursuant to the Purchase Agreement, the Reporting Persons and the Issuer have agreed that the number of shares of Common Stock into which the shares of Preferred Stock were converted as of December 31, 2002 (based on a conversion price of $1.57 per share), are as follows: (i) CVP converted 1,024,560 shares of Preferred Stock into 2,288,773 shares of Common Stock, (ii) C/S converted 209,239 shares of Preferred Stock into 467,421 shares of Common Stock, (iii) CUS converted 135,883 shares of Preferred Stock into 303,521 shares of Common Stock, and (iv) CVC converted 82,436 shares of Preferred Stock into 184,155 shares of Common Stock.

(4) As of December 31, 2002, the Reporting Persons agreed to the cancellation of, and the Issuer cancelled, Class I (Mirror) Warrants (Obligations to Buy), which represented an obligation to buy a number of shares of Common Stock of the Issuer, in the case of (i) CVP, corresponding to approximately 14.041%, (ii) C/S, corresponding to approximately 2.867%, (iii) CUS, corresponding to approximately 1.862%, and (iv) CVC, corresponding to approximately 1.130%, of the number of shares of Common Stock issued, from time to time, upon exercise of the Counterpart Warrants; provided, further, that the Reporting Persons would have been required to exercise the Mirror Warrants if and when the applicable holders exercised such Counterpart Warrants, at the same exercise prices and on the same terms as the applicable Counterpart Warrants. The Mirror Warrants could not have been exercised unless or until the applicable Counterpart Warrants were first exercised by the holders thereof. The Counterpart Warrants were issued at various times, continue to be exercisable by the holders thereof for various numbers of shares of Common Stock, at various exercise prices, on various terms and continue to expire at various dates. The Class I (Mirror) Warrants have been cancelled for no additional cash consideration or other value received by the Reporting Persons pursuant to the terms of the Purchase Agreement.

(5) The Class II Warrants, which represented a right to buy, that were exercisable as follows (i) CVP, 464,082 shares of Common Stock at an exercise price of $3.09 per share; (ii) C/S, 94,776 shares of Common Stock at an exercise price of $3.09 per share, (iii) CUS, 61,549 shares of Common Stock at an exercise price of $3.09 per share, and (iv) CVC, 37,340 shares of Common Stock at an exercise price of $3.09 per share, expired by their own terms on November 25, 2002, with no cash consideration or other value having been received by the Reporting Persons.

(6) Percentage of Ownership is calculated based on an aggregate of 49,291,834 shares of Common Stock of the Issuer outstanding as of December 31, 2002 (after giving effect to the issuance of shares of Common Stock pursuant to the Purchase Agreement, the stock dividend paid to the Reporting Persons as of December, 31, 2002, and the conversion of the shares of Preferred Stock held by the Reporting Persons as of December 31, 2002), plus, in the case of: (i) CVP, 705,562 shares of Common Stock; (ii) C/S, 144,092 shares of Common Stock; (iii) CUS, 93,576 shares of Common Stock; and (iv) CVC, 56,770 shares of Common Stock, in each case issuable upon exercise of outstanding Warrants held by the Reporting Persons exercisable within 60 days.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Item 6 of the Schedule 13D is hereby amended as follows:

        The Purchase Agreement includes provisions requiring, simultaneously with the closing of the sale of shares of Common Stock of the Issuer to the Reporting Persons described in Item 4(a)(i), pursuant to the terms thereof, the closing of the following other transactions (i) the Issuer is required to issue shares of Common Stock as payment for accrued and unpaid dividends on the shares of Preferred Stock held by the Reporting Persons, as described in Item 4(a)(ii),
(ii) the Reporting Persons are required to convert the shares of Preferred Stock held by them into shares of Common Stock of the Issuer at a conversion price of $1.57 per share, as described in Item 4(a)(iii), (iii) the Reporting Persons agreed to cancel, and the Issuer cancelled, all Class I (Mirror) Warrants (Obligations to Buy), as described in Item 4(a)(iv), and (iv) the Reporting Persons agreed to certain provisions relating to the composition of the Board of Directors of the Issuer as described in Item 4(d). The Class II Warrants (Rights to Buy) held by the Reporting Persons expired by their terms on November 25, 2002. The provisions relating to the nomination of directors of the Issuer will survive for three years following the closing of the

SCHEDULE 13D (CONTINUED)                                      PAGE 9 OF 13 PAGES

transactions under the Purchase Agreement. Mr. Schwarz is the designee of the Reporting Persons to the Board of Directors of the Issuer. Mr. Schwarz is a non-managing member of CVC. Mr. Schwarz also is a Principal of affiliates of the Reporting Persons and TCG, which is the general partner of CUS and the managing member of CVC, and TCG Ltd., which is the general partner of CVP and C/S.

Mr. Schwarz disclaims beneficial ownership of all securities of the Issuer deemed directly or indirectly beneficially owned by the Reporting Persons and their respective affiliates, including TCG and TCG Ltd., other than with respect to his pecuniary interest therein. This Amendment No. 2 to Schedule 13D shall not be deemed an admission that Mr. Schwarz is the beneficial owner of such securities for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each Reporting Person, TCG and TCG Ltd. and Mr. Schwarz disclaim that they are a "group" for purposes of Section 13(d) of the Exchange Act and Regulation 13D-G thereunder or for any other purpose. Each Reporting Person, TCG and TCG Ltd. disclaims beneficial ownership of all securities directly or indirectly owned by the other Reporting Persons or their respective affiliates or any other stockholders of the Company and their affiliates, including Messrs. Tabacchi and Brustio and their respective affiliates (including any stockholder who is a party to the Purchase Agreement) and disclaim that they are a group with any such persons or entities.

SCHEDULE 13D (CONTINUED)                                     PAGE 10 OF 13 PAGES

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Joint Filing Agreement, dated as of January 2, 2003, by and among CVP, C/S,
               CUS and CVC
Exhibit 2      Common Stock Purchase Agreement dated as of December 30, 2002.

Exhibit 3      Put and Right of First Refusal Agreement dated as of December 31, 2002.

SCHEDULE 13D (CONTINUED)                                     PAGE 11 OF 13 PAGES

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2003

                               CARLYLE VENTURE PARTNERS, L.P.,
                             a Cayman Islands exempted limited partnership

                             By: TCG Ventures, Ltd., as the General Partner

                                       By: /S/ JOHN HARRIS
                                          ------------------------------
                                       Name: John Harris
                                       Title:   Managing Director

                               C/S VENTURE INVESTORS, L.P.,
                             a Cayman Islands exempted limited partnership

                             By: TCG Ventures, Ltd., as the General Partner

                                       By: /S/ JOHN HARRIS
                                          ------------------------------
                                       Name: John Harris
                                       Title:   Managing Director

                               CARLYLE U.S. VENTURE PARTNERS, L.P.,
                             a Delaware limited partnership

                             By: TCG Ventures, L.L.C., as the General Partner

                                       By: /S/ JOHN HARRIS
                                          ------------------------------
                                       Name: John Harris
                                       Title:   Managing Director

                               CARLYLE VENTURE COINVESTMENT, L.L.C.,
                             a Delaware limited liability company

                             By: TCG Ventures, L.L.C., as the Managing Member

                                       By: /S/ JOHN HARRIS
                                          ------------------------------
                                       Name: John Harris
                                       Title:   Managing Director

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Securities and Exchange Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D (CONTINUED)                                     PAGE 12 OF 13 PAGES

                                  EXHIBIT INDEX

Exhibit 1      Joint Filing Agreement dated as of January 2, 2003, by and among CVP, C/S, CUS and CVC

Exhibit 2      Common Stock Purchase Agreement dated as of December 30, 2002.

Exhibit 3      Put and Right of First Refusal Agreement dated as of December 31, 2002.